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Exhibit 99.1

January 31, 2012

Ms. Tina S. Obut
Senior Vice President—Corporate Reserves
Petrohawk Energy Corporation
1000 Louisiana Street, Suite 5600
Houston, Texas 77002

Dear Ms. Obut:

        In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2011, to the interest of Petrohawk Energy Corporation and its subsidiaries (collectively referred to herein as "Petrohawk") in certain oil and gas properties located in the United States. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Petrohawk. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Petrohawk's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

        We estimate the net reserves and future net revenue to the Petrohawk interest in these properties, as of December 31, 2011, to be:

	Net Reserves			Future Net Revenue (M$)
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed Producing	9,627.9	10,641.7	1,198,733.3	3,771,093.9	2,657,989.4
Proved Developed Non-Producing	3,595.0	2,892.7	235,714.0	631,388.2	365,672.0
Proved Undeveloped	44,507.1	43,568.6	1,920,690.9	4,420,940.2	1,571,867.3

Total Proved	57,730.0	57,103.0	3,355,138.2	8,823,422.3	4,595,528.7

        The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

        The estimates shown in this report are for proved reserves. Estimates of proved undeveloped reserves have been included for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators' declared intent to drill these wells, as evidenced by Petrohawk's internal budget, reserves estimates, and price forecast. No study was made to determine whether probable or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

        Gross revenue is Petrohawk's share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for Petrohawk's share of production taxes and ad valorem taxes, royalties, capital costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

        Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2011. For oil and NGL volumes, the average West Texas Intermediate spot price of $96.19 per barrel is adjusted by lease for quality and regional price differentials. For gas volumes, the average Henry Hub spot price of $4.12 per MMBTU is adjusted by lease for energy content and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $87.87 per barrel of oil, $46.88 per barrel of NGL, and $4.00 per MCF of gas.

        Operating costs used in this report are based on operating expense records of Petrohawk. These costs have been divided into fixed per-well costs and per-unit costs that include gathering fees, transportation fees, fuel, electrical power, chemicals, and saltwater disposal fees. As requested, operating costs include direct lease- and field-level costs and Petrohawk's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. For nonoperated properties, these costs also include the per-well overhead expenses allowed under joint operating agreements. Operating costs are held constant throughout the lives of the properties.

        Capital costs used in this report were provided by Petrohawk and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for recompletions, new development wells, and production equipment. Based on our understanding of Petrohawk's future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. As requested, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. Capital costs are held constant to the date of expenditure.

        For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

        We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Petrohawk interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Petrohawk receiving its net revenue interest share of estimated future gross gas production.

        The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

        For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. A substantial portion of these reserves are for behind-pipe zones, non-producing zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based; such reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

        The data used in our estimates were obtained from Petrohawk, other interest owners, various operators of the properties, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-2699
		By:	/s/ C.H. (SCOTT) REES III C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer
By:	/s/ THOMAS J. TELLA II Thomas J. Tella II, P.E. 77213 Senior Vice President	By:	/s/ WILLIAM J. KNIGHTS William J. Knights, P.G. 1532 Vice President
Date Signed: January 31, 2012		Date Signed: January 31, 2012

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  Exhibit 99.1